

August 20, 2012

<u>Via E-mail</u>
Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, NY 10580

>　　**Re:**　　**Global Gold Corporation**
>　　　　　　**Form 10-K for Fiscal Year Ended December 31, 2011**
>　　　　　　**Filed April 16, 2012**
>　　　　　　**Response Filed July 26, 2012**
>　　　　　　**File No. 002-69494**

Dear Mr. Dulman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>
<u>Description of Business, page 4</u>
<u>(3) Armenia Properties, Toukhmanuk, page 9</u>

1. We note your response to comment 1 from our letter dated June 26, 2012 and we reissue the comment. Only reserve quantities defined to the level of a proven or probable reserve may be disclosed in filings with the United States Securities and Exchange Commission. However, measured and indicated resources that are defined by an appropriate technical study may be disclosed in terms of tons and grade of mineralized material. In this instance, contained metals and inferred resources should not be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Shehzad Niazi, Staff Attorney, at (202) 551-3121 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining